Exhibit 4.16

EXECUTION COPY

AMENDED AND RESTATED

MEMBERSHIP INTEREST PURCHASE AGREEMENT

among

CONSTELLATION BEERS LTD.,

CONSTELLATION BRANDS BEACH HOLDINGS, INC.,

CONSTELLATION BRANDS, INC.,

and

ANHEUSER-BUSCH INBEV SA/NV

February 13, 2013

- i -

7.2	Release of Guarantee	23
ARTICLE 8 COVENANTS OF SELLER PARTIES		24
8.1	Exclusive Dealing; Acquisition Proposals	24
8.2	Non-Solicitation of Employees	24
ARTICLE 9 OTHER COVENANTS OF THE PARTIES		24
9.1	Antitrust Approval	24
9.2	Other Regulatory Matters	26
9.3	Notification of Certain Matters	26
9.4	Fulfillment of Conditions	26
9.5	Interim Supply Agreement	27
9.6	Conduct of Business of the Importer	27
9.7	Financing Support	27
9.8	Guarantees	29
9.9	Release	29
9.10	Post-Closing Cooperation	29
ARTICLE 10 CONDITIONS TO CLOSING		30
10.1	Conditions to Obligations of ABI	30
10.2	Conditions to Obligations of Buyer Parties	30
ARTICLE 11 TERMINATION		31
11.1	Termination	31
11.2	Effect of Termination	31
ARTICLE 12 INDEMNIFICATION		32
12.1	Survival	32
12.2	Terms of Indemnification	32
12.3	Procedures with Respect to Third Party Claims	33
12.4	Representation	33
12.5	Sole Remedy; Drag-Along Right	33
12.6	Adjustments to Losses	35
12.7	Consequential Damages	36
12.8	Accuracy and Compliance	36
ARTICLE 13 TERMINATION OF JOINT VENTURE AGREEMENTS		36
ARTICLE 14 GENERAL PROVISIONS		37
14.1	Parties in Interest; Successors and Assigns; No Third Party Rights	37
14.2	Assignment	37
14.3	Notices	37
14.4	Entire Agreement	39
14.5	Counterparts and Facsimile Signature	39
14.6	Severability	39
14.7	Amendment	39
14.8	Waiver	39
14.9	Further Assurances	40
14.10	Expenses	40

- ii -

14.11	Governing Law	40
14.12	Submission to Jurisdiction; Service of Process; Waiver of Jury Trial	40
14.13	Specific Performance	41
14.14	Obligations of ABI and Seller	42
14.15	Adjustments to Transactions	42
14.16	Confidentiality	43
14.17	References to the Original Purchase Agreement	43

EXHIBITS

Exhibit A – Interim Supply Agreement

Exhibit B – Membership Interest Assignment

SCHEDULES

Schedule 13.1 – Terminated Agreements

- iii -

AMENDED AND RESTATED

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS AMENDED AND RESTATED MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 13, 2013, by and among Constellation Beers Ltd., a Maryland corporation (“Constellation Beers”), Constellation Brands Beach Holdings, Inc., a Delaware corporation (“CBBH”), Constellation Brands, Inc., a Delaware corporation (“CBI”) and Anheuser-Busch InBev SA/NV, a Belgian corporation (“ABI”), and amends and restates that certain Membership Interest Purchase Agreement, dated as of June 28, 2012, by and among the parties hereto (the “Original Purchase Agreement”).

W I T N E S S E T H

WHEREAS, on July 17, 2006, Diblo, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Diblo”), and Constellation Beers (then known as Barton Beers, Ltd.) agreed to establish and engage in a joint venture, Crown Imports LLC, a Delaware limited liability company (the “Importer”), for the principal purpose of importing, marketing and selling beer packaged in containers bearing one or more of the trademarks belonging to Grupo Modelo, S.A.B. de C. V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (“Grupo Modelo”), or one of its Affiliates;

WHEREAS, GModelo Corporation, a Delaware corporation and a Subsidiary of Grupo Modelo (“Seller”), and Constellation Beers are parties to that certain Amended and Restated Limited Liability Company Agreement of Crown Imports LLC, dated as of January 2, 2007 (as amended through June 28, 2012, the “LLC Agreement”);

WHEREAS, Seller holds fifty percent (50%) of the limited liability company membership interests (the “LLC Interests”) of the Importer (the limited liability company membership interests owned by Seller, the “Importer Interest”);

WHEREAS, on June 28, 2012, ABI and certain of its affiliated entities, Grupo Modelo, Diblo and Dirección de Fabricas, S.A. de C.V., a Mexican sociedad anónima de capital variable partially owned but not controlled by Diblo (“Dijon”), as applicable, have entered into certain transaction agreements pursuant to which (i) Diblo will be merged with and into Grupo Modelo, and simultaneously therewith, Dijon will be merged with and into Grupo Modelo, with Grupo Modelo continuing as the surviving company of these mergers, and (ii) a Subsidiary of ABI will commence a public tender offer in Mexico to purchase all of the outstanding shares of capital stock of Grupo Modelo not owned directly or indirectly by ABI (the “Mandatory Tender Offer”), in each case on the terms and subject to the conditions set forth therein (collectively, the “GM Transaction”);

WHEREAS, on June 28, 2012, ABI, CBI, Constellation Beers and CBBH entered into the Original Purchase Agreement;

WHEREAS, on the date hereof, ABI and CBI have entered into that certain Stock Purchase Agreement (the “Brewery SPA”), pursuant to which CBI agreed to purchase all of the issued and outstanding shares of capital stock of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (such transactions, collectively, the “Brewery Transaction”);

WHEREAS, in connection with and contingent on the consummation of the transactions contemplated herein, ABI and CBI shall consummate the Brewery Transaction immediately following the consummation of the transactions contemplated herein;

WHEREAS, in connection with and contingent on the consummation of the GM Transaction Closing, ABI desires to cause Seller to divest the Importer Interest simultaneously with the GM Transaction Closing; and

WHEREAS, CBI desires to cause Constellation Beers and CBBH to purchase the Importer Interest from Seller, and ABI desires to cause Seller to sell the Importer Interest to Constellation Beers and CBBH, all upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, mutual covenants, agreements, representations and warranties contained in this Agreement, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“ABI” has the meaning set forth in the Preamble to this Agreement.

“ABI Guaranteed Obligations” has the meaning set forth in Section 6.1.

“ABI Objection” has the meaning set forth in Section 2.3(b).

“Affiliate” of any Person means any other Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that unless and until the GM Transaction Closing has occurred, none of Grupo Modelo, Seller or any of their respective controlled Affiliates shall be considered Affiliates of ABI or any of its Subsidiaries (excluding Grupo Modelo, Seller or any of their controlled Affiliates) and none of ABI or any of its Subsidiaries (excluding Grupo Modelo, Seller or any of their controlled Affiliates) shall be considered Affiliates of Grupo Modelo, Seller or any of their Affiliates.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Alcoholic Beverage Authorities” means the United States Alcohol and Tobacco Tax and Trade Bureau, as well as the applicable state, local, municipal, provincial, foreign, and other Governmental Authorities that regulate the production and sale of alcoholic beverage products.

“Alternative Purchaser” has the meaning set forth in Section 12.5(b).

“Bank of America” has the meaning set forth in Section 5.10.

“Breach” means, with respect to any agreement, any inaccuracy in, or breach or violation of, or default under, or failure to perform or comply with, any representation, warranty, covenant, obligation or other provision of such agreement.

“Brewery SPA” has the meaning set forth in the Recitals to this Agreement.

“Brewery Transaction” has the meaning set forth in the Recitals to this Agreement.

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois, Mexico City, Mexico or Brussels, Belgium are authorized or obligated by Law to close.

“Buyer” means individually, and “Buyers” means collectively, each of Constellation Beers and CBBH.

“Buyer Party” means individually, and “Buyer Parties” means collectively, each of Constellation Beers, CBBH, and CBI.

“CBBH” has the meaning set forth in the Preamble to this Agreement.

“CBI” has the meaning set forth in the Preamble to this Agreement.

“CBI Guaranteed Obligations” has the meaning set forth in Section 7.1.

“CBI Interest” has the meaning set forth in Section 12.5(b).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” means the statement that sets forth the Distribution Amount, prepared, or caused to be prepared, by CBI in accordance with Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, and rules and regulations promulgated pursuant thereto, each as amended and in effect from time to time.

“Confidentiality Agreement” has the meaning set forth in Section 14.4.

“Consent” means any consent, order, approval, ratification, waiver or other authorization issued or granted by any Governmental Authority or any other Person, or any notice, registration or filing delivered to or filed with any Governmental Authority or any other Person, including any Permit.

“Constellation Beers” has the meaning set forth in the Preamble to this Agreement.

“Contract” means any agreement, contract, instrument, commitment, covenant, promissory note, bond, indenture, insurance policy, deed, lease, sublease, license, purchase order, sales order or other obligation or arrangement (whether written or oral) that is legally binding.

“CPA Firm” has the meaning set forth in Section 2.3(c).

“Damages” means any and all losses, charges, damages, Liabilities, obligations, judgments, settlements, Taxes, fines, penalties, awards, costs and expenses including but not limited to reasonable attorneys’ fees, whether or not resulting from third party claims.

“Diblo” has the meaning set forth in the Recitals to this Agreement.

“Dijon” has the meaning set forth in the Recitals to this Agreement.

“Distribution Amount” means an amount equal to the product of (i) the amount of Available Cash (as defined in, and calculated in accordance with, Section 10.1 of the LLC Agreement (as in effect as of June 28, 2012)) required pursuant to Section 10.2(a) of the LLC Agreement (as in effect as of June 28, 2012) to be distributed to Seller and Constellation Beers in accordance with their respective Percentage Interests (as defined in the LLC Agreement as in effect as of June 28, 2012 and which for each such member shall be equal to 50% for purposes of this definition) at the end of the calendar month in which the Closing occurs (assuming, for purposes of this definition, that Seller is a Member of the Importer at the time of such distribution) and (ii) the quotient of (A) the number of days elapsed from the beginning of the calendar month in which the Closing occurs until (and including) the Closing Date and (B) the number of days in the calendar month in which the Closing occurs. For the avoidance of doubt, in no event will the Distribution Amount be less than zero.

“Drag-Along Notice” has the meaning set forth in Section 12.5(b)(i).

“Drag-Along Right” has the meaning set forth in Section 12.5(b).

“EBIT” means, for Importer or any other Person for any period, the earnings of the Importer or such other Person for such period before interest and taxes, computed in accordance with generally accepted accounting principles in the United States of America, consistently applied, and converted to United States dollars.

“Entire Importer Interest” has the meaning set forth in Section 12.5(b).

“Extrade” means Extrade II, S.A. de C.V., a sociedad anónima de capital variable organized under the Laws of Mexico.

“Final Closing Statement” has the meaning set forth in Section 2.3(c).

“Final Distribution Amount” has the meaning set forth in Section 2.3(c).

“Financing” has the meaning set forth in Section 5.10.

“Financing Commitment” has the meaning set forth in Section 5.10.

“GM Transaction” has the meaning set forth in the Recitals to this Agreement.

“GM Transaction Agreement” means that certain transaction agreement, dated as June 28, 2012, and as it may be amended from time to time, by and among Grupo Modelo, Diblo, ABI and certain affiliated entities of ABI.

“GM Transaction Closing” means the Settlement Date (as defined in the GM Transaction Agreement).

“GM Transaction Closing Notice” has the meaning set forth in Section 3.1.

“Governmental Authority” means any federal, national, state, provincial, municipal or local government, administrative or legislative body, governmental or regulatory agency or authority, bureau, office, commission, court, department or other instrumentality or other governmental entity of any country.

“Grupo Modelo” has the meaning set forth in the Recitals to this Agreement.

“Importer” has the meaning set forth in the Recitals to this Agreement.

“Importer Interest” has the meaning set forth in the Recitals to this Agreement.

“Importer Office Lease” has the meaning set forth in Section 9.8.

“Indemnified Party” has the meaning set forth in Section 12.3.

“Indemnifying Party” has the meaning set forth in Section 12.3.

“Interim Supply Agreement” means that certain Interim Supply Agreement by and between Supplier and Importer, and to be executed at the Closing, substantially in the form attached hereto as Exhibit A.

“JPMorgan” has the meaning set forth in Section 5.10.

“Knowledge” means, with respect to the Buyer Parties, Robert Sands, Richard Sands, Paul Hetterich, Robert Ryder, Susan Gardner, David Klein and Thomas Mullin, in each case, after reasonably prudent inquiry.

“Law” means (a) any constitution, statute, law, code, ordinance, regulation, treaty, rule, common law, policy or interpretation enacted, published or promulgated by any Governmental Authority, including, but not limited to, laws and regulations applicable to the production and sale of alcoholic beverage products, “dram shop” laws, safety laws or other similar regulations; and (b) with respect to a particular Person, the terms of any Order or Permit binding upon such Person or its assets or properties.

“Liability” means any liability, indebtedness, commitment or other obligation of any kind (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, or otherwise).

“Lien” means any charge, claim, mortgage, lease, sublease, occupancy agreement or similar Contract, tenancy, right-of-way, easement, collateral assignment, restrictive covenant, encroachment, Order, community property interest, equitable interest, security interest, lien (statutory or otherwise), pledge, hypothecation, option, right of first refusal or other similar restriction, limitation, exception or encumbrance, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“LLC Agreement” has the meaning set forth in the Recitals to this Agreement.

“LLC Interests” has the meaning set forth in the Recitals to this Agreement.

“Mandatory Tender Offer” has the meaning set forth in the Recitals to this Agreement.

“Marcas Modelo” means Marcas Modelo, S.A. de C.V., a sociedad anónima de capital variable organized under the Laws of Mexico.

“Members” has the meaning set forth in the LLC Agreement as in effect on June 28, 2012.

“Membership Interest Assignment” means the assignment of membership interest to be executed at the Closing, substantially in the form attached hereto as Exhibit B, transferring the Importer Interest to Constellation Beers, CBBH or CBI, as applicable.

“Modelo Group” means Grupo Modelo and all Persons that, now or in the future, are related to Grupo Modelo by virtue of Grupo Modelo’s direct or indirect share ownership, and any Affiliates thereof, and ABI, Anheuser-Busch Companies, LLC, Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, Inc., and any of their respective Affiliates.

“Modelo Group Obligor” has the meaning set forth in Section 6.1.

“Order” means any order, injunction (whether temporary, preliminary or permanent), ruling, decree (including any consent decree), writ, subpoena, verdict, charge, judgment, assessment or other decision entered, issued, made or rendered by any Governmental Authority or by any arbitrator.

“Organizational Documents” means, with respect to a particular Person, (a) if such Person is a corporation, its certificate or articles of incorporation, organization or formation and its by-laws; (b) if such Person is a general partnership, its partnership agreement and any statement of partnership; (c) if such Person is a limited partnership, its certificate of limited partnership and its limited partnership agreement; (d) if such Person is a limited liability company, its certificate or articles of formation or organization and limited liability company or operating agreement; (e) any other charter or similar document adopted or filed in connection with the creation, formation or organization of such Person; and (f) any amendment to any of the foregoing.

“Original Purchase Agreement” has the meaning set forth in the Preamble to this Agreement.

“Participatory Transaction” has the meaning set forth in Section 12.5(b)(i).

“Participatory Transaction Amount” means (i) if the Participatory Transaction involves only the sale of the Entire Importer Interest and the Shares (as defined in the Brewery SPA) and the transactions contemplated by the exhibits and documents ancillary to this Agreement and the Brewery SPA, and there are no other transactions occurring concurrently therewith or occurring subsequent thereto but contemplated thereby, an amount equal to twenty-eight percent (28%) of the entire consideration, converted into United States dollars, received by ABI and its Affiliates in such Participatory Transaction, and (ii) if the Participatory Transaction is different than in clause (i), an amount equal to the product of (a) the fraction, the numerator of which is EBIT of the Importer for the twelve (12) month period immediately prior to the date of the definitive agreement or agreements for the transaction that includes a Participatory Transaction are executed, and the denominator of which is EBIT for the Importer and all other businesses, assets, properties and/or entities proposed to be sold in such Participatory Transaction and other transactions occurring concurrently therewith or occurring subsequent thereto but contemplated thereby, it being understood and agreed that such amounts shall not include on-going payments for services provided after such transaction or transactions are consummated, provided the terms thereof have been set at arms-length terms, for the twelve (12) month period immediately prior to the date of the definitive agreement or agreements for such transaction, including the Participatory Transaction, are executed, multiplied by (b) the entire consideration, converted into United States dollars, received by ABI and its Affiliates in such Participatory Transaction and other transactions occurring concurrently therewith or occurring subsequent thereto but contemplated thereby, multiplied by (c) 0.5, it being understood and agreed that such amounts shall not include on-going payments for services provided after such transaction or transactions are consummated, provided the terms thereof have been set at arms-length terms.

“Permit” means any permit, license, exemption, variance, registration, security clearance or other authorization issued or granted by any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (ii) Liens arising under the LLC Agreement; (iii) restrictions on transfer imposed by applicable securities laws or state corporation, limited liability company or partnership laws; (iv) Liens arising under this Agreement or the other Transaction Documents; and (v) Liens created by the Buyer Parties or any of their Affiliates.

“Person” means any individual, firm, company, general partnership, limited partnership, limited liability partnership, joint venture, association, corporation, limited liability company, trust, business trust, estate, Governmental Authority or other entity.

“Proceeding” means any action, claim, complaint, charge, arbitration, audit, hearing, investigation, inquiry, suit, litigation or other proceeding (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Products” has the meaning set forth in the Interim Supply Agreement.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Remedial Action” has the meaning set forth in Section 9.1.

“Restrictive Terms” has the meaning set forth in Section 12.5(b)(ii).

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case, as amended.

“Seller” has the meaning set forth in the Recitals to this Agreement.

“Seller Party” means individually, and “Seller Parties” means collectively, each of Seller and ABI.

“Sub-license Agreement” means that certain Amended and Restated Sub-license Agreement by and between Constellation Beers Ltd. and Marcas Modelo, S.A. de C.V., to be executed at the closing of the Brewery Transaction.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions of such entity (irrespective of whether at the time capital stock of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency); (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person; or (c) the beneficial interest in such trust or estate, is at the time owned by such first Person, or by such first Person and one (1) or more of its other Subsidiaries or by one (1) or more of such Person’s other Subsidiaries.

“Supplier” means Grupo Modelo.

“Tax” or “Taxes” means, however denominated, all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other government charges, including all net income, gross income, estimated income, gross receipts, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, social security, unemployment, worker’s compensation, commercial rent, withholding, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, recapture, license, lease, severance, capital, production, corporation, ad valorem, excise, custom, duty, escheat, built in gain pursuant to Code Section 1374 or similar tax, including any interest, fines, penalties and additions (to the extent applicable) thereon or thereto, whether disputed or not, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any Contract with any other Person, and including any Liability for taxes of a predecessor.

“Terminated Agreements” means the agreements listed on Schedule 13.1.

“Termination Fee” has the meaning set forth in Section 11.2(c).

“Territory” means the fifty states of the United States of America, the District of Columbia and Guam.

“Third Party Claim” has the meaning set forth in Section 12.3.

“Transaction Documents” means this Agreement, the Interim Supply Agreement, the Membership Interest Assignment and all other agreements, certificates, instruments and other documents being delivered pursuant to this Agreement or pursuant to such other agreements, certificates, instruments and other documents.

“Transition Services Agreement” means that certain Transition Services Agreement by and between ABI and CBI, to be executed at the closing of the Brewery Transaction.

1.2 Certain Interpretive Matters.

(a) General Rules of Construction. In this Agreement, unless the context otherwise requires:

(i) words of the masculine or neuter gender shall include the masculine and/or feminine gender, and words in the singular number or in the plural number shall each include the singular number or the plural number;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iii) reference to any agreement (including this Agreement) or other Contract or any document means such agreement, Contract or document as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(iv) all amounts in this Agreement and the other Transaction Documents are stated and shall be paid in United States dollars unless specifically otherwise provided;

(v) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(vi) relative to the determination of any period of time, “from” means “from and including”, “to” means “to but excluding” and “through” means “through and including;”

(vii) “hereto”, “herein”, “hereof”, “hereinafter” and similar expressions refer to this Agreement in its entirety, and not to any particular Article, Section, paragraph or other part of this Agreement;

(viii) reference to any “Article” or “Section” means the corresponding Article(s) or Section(s) of this Agreement;

(ix) the descriptive headings of Articles, Sections, paragraphs and other parts of this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement or any of the terms or provisions hereof;

(x) reference to any Law or Order, means (A) such Law or Order as amended, modified, codified, supplemented or reenacted, in whole or in part, and in effect from time to time; and (B) any comparable successor Laws or Orders; and

(xi) any Contract, instrument, insurance policy, certificate or other document defined or referred to in this Agreement or in any other Transaction Document means such Contract, instrument, insurance policy, certificate or other document as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or Consent and all attachments thereto and instruments and other documents incorporated therein.

(b) Acknowledgment Regarding Negotiation and Preparation of Agreement. The parties hereto further acknowledge and agree that (i) this Agreement is the result of negotiations between the parties hereto and shall not be deemed or construed as having been drafted by any one party; (ii) each of the parties hereto has been represented by its own legal counsel in connection with the negotiations and preparation of this Agreement, each of the parties hereto has been independently advised as to Tax consequences of the contemplated transactions, and each of the parties hereto and its counsel and advisors have reviewed and negotiated the terms and provisions of this Agreement (including any exhibits and schedules attached hereto) and have contributed to its preparation; and (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF THE CROWN INTEREST

2.1 Purchase and Sale of the Importer Interest. Upon the terms and subject to the conditions of this Agreement, at the Closing, Constellation Beers shall purchase and accept delivery of 98% of the Importer Interest from Seller, CBBH shall purchase and accept delivery of 2% of the Importer Interest from Seller, and ABI shall cause Seller to sell, assign, transfer and deliver the Importer Interest to Constellation Beers and CBBH in accordance with the percentages provided in this Section 2.1, free and clear of all Liens (other than Permitted Liens).

2.2 Purchase Price and Payment.

(a) The total purchase price for the Importer Interest will be an aggregate amount in cash equal to $1,845,000,000 Dollars (the “Purchase Price”).

(b) At the Closing, the Buyer Parties shall pay to Seller an aggregate amount in cash equal to the Purchase Price by wire transfer of immediately available funds to the account of Seller or its designee at a bank that is designated by ABI in writing at least two Business Days prior to the Closing.

2.3 Final Distribution of Available Cash.

(a) As soon as practicable but in no event more than 30 days following the Closing, CBI shall prepare, or cause to be prepared, and deliver to ABI the Closing Statement. The calculation of Available Cash (as defined in, and calculated in accordance with, Section 10.1 of the LLC Agreement (as in effect as of June 28, 2012)) set forth in the Closing Statement shall be prepared in accordance with the Importer’s accounting methods, policies, practices and procedures as of June 28, 2012, in the same manner, with consistent classification and estimation methodology, as the audited balance sheet of the Importer for the fiscal year ended December 31, 2011 delivered by CBI to ABI prior to June 28, 2012 and in the same manner as Available Cash was calculated for the most recent distribution made to the Members prior to June 28, 2012 pursuant to Section 10.2 of the LLC Agreement as in effect on June 28, 2012.

(b) In the event that ABI disagrees with CBI’s proposed calculation of the Distribution Amount as set forth in the Closing Statement, ABI shall, within 30 days after receipt of the Closing Statement, so inform CBI in writing (the “ABI Objection”), setting forth a description of the basis of ABI’s disagreement and its calculation of the Distribution Amount. During the 30-day period after ABI’s receipt of the Closing Statement, subject to applicable Law, ABI and its representatives shall be provided with such access to the financial books and records of the Importer as well as any relevant work papers used by each of CBI and Importer and its respective employees, advisors or representatives to prepare the Closing Statement, as well as access to individuals and representatives responsible for and knowledgeable about the information used in the preparation of the Closing Statement and the calculation of the Distribution Amount as it may reasonably request to enable it to evaluate CBI’s calculation of the Distribution Amount; provided, that, if ABI and its employees are not permitted by reason of applicable Law direct access to such books, records or individuals, the parties shall cooperate and work in good faith to agree on appropriate clean room procedures to permit ABI’s representatives to have such access and to share the maximum amount of such information with ABI and its representatives as legally permissible and, if necessary, such 30-day period shall be extended to allow such access. CBI shall, following the Closing through the date the Closing Statement and the Distribution Amount are finally determined in accordance with the penultimate sentence of Section 2.3(c), take all action reasonably necessary or desirable to maintain and preserve all books and records, policies and procedures on which the Closing Statement and the calculation of the Distribution Amount contained therein are based so as not to impede or delay the determination of the Distribution Amount, the Closing Statement, the ABI Objection, the Final Closing Statement and the Final Distribution Amount. If no ABI Objection is received by CBI on or before the last day of such 30-day period (as such period may be extended), then the Distribution Amount set forth on the Closing Statement delivered by CBI shall be final and binding upon ABI in accordance with the penultimate sentence of Section 2.3(c). During the 30 days immediately following the delivery of the ABI Objection, ABI and CBI shall seek to resolve any disagreement that they may have with respect to the matters specified in the ABI Objection.

(c) If CBI and ABI are unable to resolve all their disagreements with respect to the matters set forth in the ABI Objection during the 30 days following CBI’s receipt of the ABI Objection, they shall refer any remaining disagreements to Ernst & Young LLP, or if Ernst & Young LLP is unable to serve in such a capacity, such other reputable internationally-recognized firm of independent certified public accountants mutually acceptable to CBI and ABI (Ernst & Young LLP or such other firm, the “CPA Firm”) which, acting as experts and not as arbitrators, shall determine, on the basis set forth in and in accordance with Section 2.3(a) and the definition of Closing Statement and Distribution Amount, whether and to what extent, if any, the Distribution Amount set forth in the Closing Statement requires adjustment. The parties shall instruct the CPA Firm to deliver its written determination to CBI and ABI no later than 30 days after the remaining differences underlying the ABI Objection are referred to the CPA Firm. The CPA Firm’s determination shall be final and binding upon CBI and ABI and their respective Affiliates. If the CPA Firm determines the Distribution Amount set forth in the Closing Statement requires adjustment, its calculation of the Distribution Amount shall not be higher than the amounts advocated by ABI in the ABI Objection nor lower than the amounts advocated by CBI in the Closing Statement. The fees and disbursements of the CPA Firm shall be borne equally by CBI and ABI. The parties shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Closing Statement and the ABI Objection and all other items reasonably requested by the CPA Firm in connection therewith. The Closing Statement and Distribution Amount that are final and binding on CBI, ABI and their respective Affiliates, as determined either through agreement of CBI and ABI or through the determination of the CPA Firm pursuant to this Section 2.3(c), are referred to herein as the “Final Closing Statement” and the “Final Distribution Amount”. The Final Distribution Amount shall bear interest from the date that the Distribution Amount would have been paid pursuant to the LLC Agreement (in effect as of June 28, 2012) at the rate of 2% per annum.

(d) CBI shall pay, or cause to be paid, the Final Distribution Amount to ABI and Constellation Beers in cash by wire transfer of immediately available funds to an account designated in advance by ABI and Constellation Beers no later than the third Business Day after the date that the Final Distribution Amount is finally determined pursuant to Section 2.3(b) or Section 2.3(c).

ARTICLE 3

THE CLOSING

3.1 Closing and Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned in accordance with the terms and provisions of Article 11 and except as agreed to in writing by ABI and CBI, the purchase and sale of Importer Interest (the “Closing”), shall take place on the later to occur of (a) the GM Transaction Closing, (b) the eighteenth (18th) day following the delivery by ABI to CBI of a written notice specifying the anticipated date of the GM Transaction Closing (the “GM Transaction Closing Notice”), and (c) issuance of a no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) in connection with the Brewery Transaction, or expiration of the relevant statutory period (and any extension thereof) as set forth in Sections 21.III and 21.IV of the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the Brewery Transaction; provided, however, that if the conditions to Closing set forth in Section 10.1(a) and Section 10.2(a) have not been satisfied, or, to the extent permitted by applicable Law, waived as of the later of (i) the GM Transaction Closing, (ii) the eighteenth (18th) day following the delivery by ABI to CBI of the GM Transaction Closing Notice, and (iii) issuance of a no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) in connection with the Brewery Transaction, or expiration of the relevant statutory period (and any extension thereof) as set forth in Sections 21.III and 21.IV of the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the Brewery Transaction, then the purchase and sale of Importer Interest shall take place as promptly after such later date as permitted by applicable Law after the conditions set forth in Section 10.1(a) and Section 10.2(a) have been satisfied or, to the extent permitted by applicable Law, waived (such date and time on and at which the Closing actually occurs being referred to herein as the “Closing Date”). The Closing shall take place at the offices of ABI’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York. The GM Transaction Closing Notice shall be delivered no earlier than the date a Subsidiary of ABI commences the Mandatory Tender Offer.

3.2 Documents and Items to be Delivered to the Buyer Parties. At the Closing, ABI shall deliver, or cause to be delivered, to CBI:

(a) The Membership Interest Assignments;

(b) A certificate in form and substance reasonably acceptable to CBI, dated the Closing Date, executed by a duly authorized officer of ABI, certifying: (i) that attached thereto is a true and complete copy of the resolutions duly adopted by the board of directors of ABI on or prior to the date hereof authorizing the execution and delivery of this Agreement and each of the other Transaction Documents to which ABI is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date; and (ii) as to the incumbency of the ABI officers executing this Agreement or a Transaction Document and their signatures;

(c) A certificate in form and substance reasonably acceptable to CBI, dated the Closing Date, executed by a duly authorized officer of the Seller, certifying: (i) that attached thereto is a true and complete copy of the resolutions duly adopted by the board of directors of the Seller as of the Closing Date authorizing the execution and delivery of the Membership Interest Assignments, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date; and (ii) as to the incumbency of the Seller’s officers executing the Membership Interest Assignments and their signatures;

(d) Executed signature pages to the written consent of Importer’s board of directors from the members of Importer’s board of directors that are appointed or elected by the Seller, which consent shall approve an election under Code Section 754 and shall be in a form reasonably acceptable to the parties; and

(e) The Interim Supply Agreement duly executed by Supplier.

3.3 Documents and Items to be Delivered to ABI by the Buyer Parties. At the Closing, the Buyer Parties will deliver, or cause to be delivered, to ABI:

(a) The payment required to be made by CBI to ABI pursuant to Section 2.2(b);

(b) A certificate, in form and substance reasonably acceptable to ABI, executed by an authorized officer of Constellation Beers, dated the Closing Date, certifying (i) that attached thereto are the resolutions duly adopted by the board of directors of Constellation Beers on or prior to the date hereof authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date and (ii) as to the incumbency of Constellation Beers’ officers executing this Agreement or a Transaction Document and their signatures;

(c) A certificate, in form and substance reasonably acceptable to ABI, executed by an authorized officer of CBBH, dated the Closing Date, certifying (i) that attached thereto are the resolutions duly adopted by the board of directors of CBBH on or prior to the date hereof authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date and (ii) as to the incumbency of CBBH’s officers executing this Agreement or a Transaction Document and their signatures;

(d) A certificate, in form and substance reasonably acceptable to ABI, executed by an authorized officer of CBI, dated the Closing Date, certifying (i) that attached thereto are the resolutions duly adopted by the board of directors of CBI on or prior to the date hereof authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Closing Date and (ii) as to the incumbency of the CBI officers executing this Agreement or a Transaction Document and their signatures; and

(e) The Interim Supply Agreement duly executed by Importer.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ABI

ABI hereby represents and warrants to the Buyer Parties, unless otherwise specified, as of the date hereof and as of the Closing as follows:

4.1 Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of Delaware with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be so qualified or in good standing as would not materially and adversely affect its ability to execute or deliver at the Closing, or perform its obligations at the Closing under, the Membership Interest Assignments.

4.2 Authority of Seller. As of the Closing Date, Seller shall have all requisite power and authority to execute and deliver the Membership Interest Assignments, to perform its obligations thereunder and to consummate the transactions contemplated thereby. As of the Closing Date, the execution and delivery of the Membership Interest Assignments, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby shall have been duly and validly authorized by all necessary corporate action and no other proceedings on the part of Seller shall be necessary to authorize the Membership Interest Assignments, the performance of such obligations or the consummation of such transactions.

4.3 Organization and Qualification of ABI. ABI is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be so qualified or in good standing as would not materially and adversely affect its ability to execute or deliver, or perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party.

4.4 Authority of ABI. ABI has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by ABI of this Agreement and each of the other Transaction Documents to which it is or will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other proceedings on the part of ABI are necessary to authorize this Agreement and each of the other Transaction Documents to which ABI is a party, the performance of such obligations or the consummation of such transactions.

4.5 Title. Seller is the record and beneficial owner of the Importer Interest and has good and marketable legal title to the Importer Interest, free and clear of all Liens (other than Permitted Liens). Except for the transactions contemplated under this Agreement or as provided under the LLC Agreement, no Person has any right (whether by Law, preemptive or contractual) to purchase or acquire the Importer Interest or any portion thereof.

4.6 No Violation or Conflict; Consents. Neither the execution and delivery by Seller, Supplier, Marcas Modelo or ABI of this Agreement or any of the other Transaction Documents to which Seller, Supplier, Marcas Modelo or ABI is or will be a party as of the Closing, as applicable, nor the performance by Seller, Supplier, Marcas Modelo or ABI of their respective obligations hereunder and thereunder, as applicable, nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without notice or lapse of time, or both):

(a) violate, contravene, conflict with or breach any term or provision of the Organizational Documents of Seller, Supplier, Marcas Modelo or ABI;

(b) except as may be provided in the Organizational Documents of Importer, violate, contravene, conflict with, breach, constitute a default under, require any notice under, or give any Person the right to cancel, modify or terminate, or accelerate the maturity or performance of, any Contract to which Seller, Supplier, Marcas Modelo or ABI is a party or by which any of their respective assets is bound; or

(c) violate, contravene or conflict with any of the terms, conditions or requirements of, or, except as may be required by the Alcoholic Beverage Authorities, require any notice to or filing with any Governmental Authority under, any Permit, Law or Order applicable to Seller, Supplier, Marcas Modelo or ABI or any of their respective assets;

other than, in the case of clauses (b) and (c), such violations, contraventions, conflicts, breaches, defaults, notices, cancellations, modifications, terminations, accelerations or rights that would not materially and adversely affect ABI’s ability to execute and deliver, or perform its obligations under, this Agreement and the other Transaction Documents to which it is a party or will be a party or give rise to a Lien on the Importer Interest (other than Permitted Liens).

4.7 Litigation. As of June 28, 2012, there was no Order or Proceeding pending against the Seller, Supplier, Marcas Modelo or ABI, by any Governmental Authority or other Person that was reasonably likely to prevent, enjoin or materially delay the transactions contemplated by this Agreement.

4.8 Disclaimer. Except for the representations and warranties contained in this Agreement, none of ABI, the Seller nor any of their respective Affiliates, nor any of their respective stockholders, trustees, directors, officers, employees, Affiliates, advisors, members, fiduciaries, agents or representatives, nor any other Person has made or is making any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to ABI, the Seller, their respective Affiliates, this Agreement, any Transaction Document or the transactions contemplated hereby or thereby. Except for the representations and warranties contained in this Agreement, ABI disclaims, on behalf of itself and its Affiliates, all Liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished.

4.9 Brokers. No investment banker, broker, agent, finder, advisor, firm or other Person acting on behalf of Seller, ABI or any of their respective Affiliates is, or will be, entitled to any commission or broker’s or finder’s fees from the Buyers, CBI or their respective Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYERS AND CBI

The Buyers and CBI, jointly and severally, hereby represent and warrant to ABI, unless otherwise specified, as of the date hereof and as of the Closing Date as follows:

5.1 Organization and Qualification of Constellation Beers. Constellation Beers is a corporation duly organized, validly existing and in good standing under the Laws of Maryland with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be so qualified or in good standing as would not materially and adversely affect its ability to execute or deliver, or perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party.

5.2 Authority of Constellation Beers. Constellation Beers has all requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Constellation Beers of this Agreement and each of the other Transaction Documents to which it is or will be a party, the performance by Constellation Beers of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Constellation Beers and no other corporate proceedings on the part of Constellation Beers, and no vote, consent or approval of its stockholders, are necessary to authorize this Agreement and each of the Transaction Documents to which Constellation Beers is a party, the performance of such obligations or the consummation of such transactions.

5.3 Organization and Qualification of CBBH. CBBH is a corporation duly organized, validly existing and in good standing under the Laws of Delaware with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be so qualified or in good standing as would not materially and adversely affect its ability to execute or deliver, or perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party.

5.4 Authority of CBBH. CBBH has all requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by CBBH of this Agreement and each of the other Transaction Documents to which it is or will be a party, the performance by CBBH of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of CBBH and no other corporate proceedings on the part of CBBH, and no vote, consent or approval of its stockholders, are necessary to authorize this Agreement and each of the Transaction Documents to which CBBH is a party, the performance of such obligations or the consummation of such transactions.

5.5 Organization and Qualification of CBI. CBI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be so qualified or in good standing as would not materially and adversely affect its ability to execute or deliver, or perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party.

5.6 Authority of CBI. CBI has all requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by CBI of this Agreement and each of the other Transaction Documents to which it is or will be a party, the performance by CBI of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of CBI and no other corporate proceedings on the part of CBI, and no vote, consent or approval of its stockholders, are necessary to authorize this Agreement and each of the Transaction Documents to which CBI is a party, the performance of such obligations or the consummation of such transactions.

5.7 No Violation or Conflict; Consents. Neither the execution and delivery by the Buyers or CBI of this Agreement or any of the other Transaction Documents to which the Buyers or CBI is a party, as applicable, nor the performance by the Buyers or CBI of its obligations hereunder and thereunder, as applicable, nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without notice or lapse of time or both):

(a) violate, contravene, conflict with or breach any term or provision of the Organizational Documents of the Buyers or CBI;

(b) violate, contravene, conflict with, breach, constitute a default under, require any notice under, or give any Person the right to cancel, modify or terminate, or accelerate the maturity or performance of, any Contract to which the Buyers or CBI is a party or by which any of its assets is bound; or

(c) violate, contravene or conflict with any of the terms, conditions or requirements of, or require any notice to or filing with any Governmental Authority or other Person under, any Permit, Law or Order applicable to the Buyers or CBI or any of their respective assets;

other than, in the case of clauses (b) and (c), such violations, contraventions, conflicts, breaches or rights that would not materially and adversely affect the Buyers’ or CBI’s ability to execute and deliver or perform its obligations under this Agreement and the other Transaction Documents to which it is a party or will be a party.

5.8 Litigation. As of June 28, 2012, there was no Order or Proceeding pending against the Buyers or CBI, by any Governmental Authority or other Person that was reasonably likely to prevent, enjoin or materially delay the transactions contemplated by this Agreement.

5.9 Investment Intent; Restricted Securities; LLC Interest. Each of the Buyer Parties is acquiring the Importer Interest solely for their own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the Importer Interest or dividing its respective participation herein with others. Each of the Buyer Parties understands and acknowledges that: (a) the Importer Interest has not been registered or qualified under the Securities Act, or under any securities laws of any state of the United States or other jurisdiction, in reliance upon specific exemptions thereunder for transactions not involving any public offering; (b) the Importer Interest constitutes “restricted securities” as defined in Rule 144 under the Securities Act; (c) the Importer Interest is not traded or tradable on any securities exchange or over the counter; and (d) the Importer Interest may not be sold, transferred or otherwise disposed of unless a registration statement under the Securities Act with respect to the Importer Interest and qualification in accordance with any applicable state securities laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Each of the Buyer Parties will not transfer or otherwise dispose of any of the Importer Interest acquired hereunder or any interest therein in any manner that may cause a violation of the Securities Act or any applicable state securities laws. Each of the Buyer Parties is an “accredited investor” as defined in Rule 501(a) of the Securities Act. Constellation Beers is the record and beneficial owner of 50% of the outstanding LLC Interests.

5.10 Financial Ability. Each of the Buyer Parties acknowledges that its obligation to consummate the transactions contemplated by this Agreement and the Brewery Transaction is not and will not be subject to the receipt by any Buyer Party of any financing or the consummation of any other transaction other than the occurrence of the GM Transaction Closing and, in the case of the Brewery Transaction, the consummation of the transactions contemplated by this Agreement. The Buyer Parties have delivered to ABI a true, complete and correct copy of the executed definitive Second Amended and Restated Interim Loan Agreement, dated as of February 13, 2013, among Bank of America, N.A. (“Bank of America”), JPMorgan Chase Bank N.A. (“JPMorgan”) and CBI (collectively, the “Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the lenders party thereto have committed to lend the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement and the Brewery Transaction. The Buyer Parties have delivered to ABI true, complete and correct copies of the fee letter and engagement letters relating to the Financing Commitment (redacted only as to the matters indicated therein), the

Financing Commitment has not been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitment have not been withdrawn, terminated or rescinded in any respect. There are no agreements, side letters or arrangements to which CBI or any of its Affiliates is a party relating to the Financing Commitment that could affect the availability of the Financing. The Financing Commitment constitutes the legally valid and binding obligation of CBI and, to the Knowledge of CBI, the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). The Financing Commitment is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Neither CBI nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Financing Commitment, and assuming the accuracy of the representations and warranties set forth in Article 4 and performance by ABI of its obligations under this Agreement and the Brewery SPA, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no lender has notified CBI of its intention to terminate the Financing Commitment or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment. The aggregate proceeds available to be disbursed pursuant to the Financing Commitment, together with available cash on hand and availability under CBI’s existing credit facility, will be sufficient for the Buyer Parties to pay the Purchase Price hereunder and under the Brewery SPA and all related fees and expenses on the terms contemplated hereby and thereby in accordance with the terms of this Agreement and the Brewery SPA. As of the date hereof, CBI has paid in full any and all commitment or other fees required by the Financing Commitment that are due as of the date hereof. As of the date hereof, the Buyer Parties have no reason to believe that CBI and any of its applicable Affiliates will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to CBI on the Closing Date.

5.11 Brokers. No investment banker, broker, agent, finder, advisor, firm or other Person acting on behalf of the Buyers, CBI or any of their respective Affiliates is, or will be, entitled to any commission or broker’s or finder’s fees from ABI, Seller or any of their respective Affiliates.

ARTICLE 6

ABI GUARANTEE

6.1 Guarantee. (a) To induce CBI to enter into this Agreement, ABI, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to CBI, the Buyers, the Importer and their respective successors or permitted assigns, as a primary obligor and not merely as a surety, (i) the due and punctual performance and observance of, and compliance with, all covenants, agreements, obligations, Liabilities, representations and warranties (A) of Seller Parties hereunder and under or pursuant to the Membership Interest Assignments from and after the date hereof until released pursuant to Section 6.2, (B) of Supplier or any successors or permitted assigns under or pursuant to the Interim Supply Agreement from and after the Closing until released pursuant to Section 6.2, and (C) of Marcas Modelo or any successors or permitted assigns (including any matter where Marcas Modelo agrees to cause any member of the Modelo Group to take, or not to take, any action (a “Modelo Group Obligor”)) under or pursuant to the Sub-license Agreement from and after the Closing, and (ii) the payment of any Damages incurred by CBI, the Buyers or the Importer or their respective successors and assigns as a consequence of ABI breaching its obligations hereunder pursuant to the terms hereof, Seller not executing the Membership Interest Assignments at Closing, Supplier or any successors or permitted assigns not executing the Interim Supply Agreement at Closing or breaching its obligations thereunder pursuant to the terms thereof or Marcas Modelo or any successors or permitted assigns not executing the Sub-license Agreement at Closing or breaching its obligations thereunder pursuant to the terms thereof (all such obligations and any such Damages being collectively referred to as the “ABI Guaranteed Obligations”). ABI further agrees that the ABI Guaranteed Obligations may be amended, modified, extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee notwithstanding any amendment, modification, extension or renewal of any of the ABI Guaranteed Obligations, whether or not any of the foregoing would in any way increase ABI’s obligations hereunder. ABI irrevocably and unconditionally waives, and agrees that its Liability under its guarantee shall be unaffected by, any act, omission, delay or other circumstance or any election of remedies by CBI, the Buyers, the Importer or their respective successors or permitted assigns that might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety. ABI further agrees that its guarantee is a continuing guarantee of payment and performance of the ABI Guaranteed Obligations when due (whether or not any bankruptcy, insolvency or similar Proceeding under applicable Law shall have stayed the accrual or collection of any of the ABI Guaranteed Obligations or operated as a discharge thereof) and not of collection, and waives any right to require that resort be had by CBI, the Buyers, the Importer or their respective successors or permitted assigns to ABI, Seller, Supplier, or Marcas Modelo or any Modelo Group Obligor, as applicable, for the collection and performance of the ABI Guaranteed Obligations.

(b) The exercise or failure to exercise any right or remedy under this Agreement or the Interim Supply Agreement or Sub-license Agreement shall not affect, impair or discharge, in whole or in part, the Liability of ABI under this Article 6. Subject to Section 6.2, the obligations of ABI shall not be released, limited or impaired or subject to any defense or setoff, other than a defense that payment or performance has been made by ABI, Seller, Supplier, Marcas Modelo or any Modelo Group Obligor, as applicable, and except for defenses based on a final judicial determination by a court of competent jurisdiction that ABI, Seller, Supplier, Marcas Modelo or any Modelo Group Obligor has a defense to performance based on CBI’s Breach of this Agreement, the Importer’s Breach of the Interim Supply Agreement or Constellation Beers’ Breach of the Sub-license Agreement, as applicable. ABI’s obligations under this Article 6 shall not be affected by any claim by ABI, Seller, Supplier, Marcas Modelo or any Modelo Group Obligor that this Agreement, the Membership Interest Assignment, the Interim Supply Agreement, or the Sub-license Agreement, as applicable, is invalid or unenforceable and any payments required to be made by it hereunder shall be made free and clear of any deduction, set-off, defense, claim or counterclaim of any kind. The rights and obligations under this Article 6 shall survive any assignment (i) by ABI made in accordance with Section 14.2, (ii) by Supplier made in accordance with the terms of the Interim Supply Agreement or (iii) by Marcas Modelo made in accordance with the terms of the Sub-license Agreement.

6.2 Release of Guarantee. ABI agrees that its obligations under this Article 6 shall remain in full force and effect until (i) in the case of Section 6.1(a)(i)(A) and Section 6.1(a)(ii) (to the extent relating to the obligations of the Seller Parties), (A) with respect to the obligations that do not by their terms survive the Closing, the Closing, and (B) with respect to the obligations that by their terms survive the Closing, for so long as such obligations survive hereunder in accordance with their terms, and (ii) in the case of Section 6.1(a)(i)(B) and Section 6.1(a)(ii) (other than to the extent relating to the obligations of the Seller Parties hereunder), the termination of the Interim Supply Agreement pursuant to the terms thereof; provided, that ABI shall be released from its obligations under this Article 6 concurrently with the termination of this Agreement in accordance with Article 11; provided, however, that ABI shall not be released from its obligations under this Article 6 so long as any bona fide claim of CBI, the Buyers, the Importer or their respective successors or permitted assigns against ABI, Seller, Supplier, Marcas Modelo or their respective successors or permitted assigns, as applicable, which arises out of, or relates to, directly or indirectly, this Agreement, the Membership Interest Assignments, the Interim Supply Agreement, the Sub-license Agreement or any other document related herewith or therewith, as applicable, (a) is not settled to the reasonable satisfaction of CBI, the Buyers, the Importer or their respective successors or permitted assigns, as applicable, or discharged in full or (b) has not been finally resolved (as such term is defined in Section 12.1). In addition, if at any time, any payment, or part thereof, by ABI, Seller, Marcas Modelo, Supplier or their respective successors or permitted assigns is rescinded or must otherwise be returned upon the bankruptcy, insolvency, dissolution, liquidation or reorganization of ABI, Seller, Marcas Modelo, or Supplier or otherwise, the obligations of ABI under this Article 6 shall continue to be effective or shall be automatically reinstated, all as though such payment had not been made.

ARTICLE 7

CBI GUARANTEE

7.1 Guarantee. (a) To induce ABI to enter into this Agreement, CBI, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to ABI, Seller, Supplier, Marcas Modelo and their respective successors or permitted assigns, as a primary obligor and not merely as a surety, (i) the due and punctual performance and observance of, and compliance with, all covenants, agreements, obligations, Liabilities, representations and warranties (A) of the Buyers or any successors or permitted assigns hereunder from and after the date hereof until released pursuant to Section 7.2, (B) of Importer or any successors or permitted assigns under or pursuant to the Interim Supply Agreement from and after the Closing until released pursuant to Section 7.2, and (C) of Constellation Beers or any successors or permitted assigns under or pursuant to the Sub-license Agreement from and after the Closing, and (ii) the payment of any Damages incurred by ABI, Seller, Supplier, or Marcas Modelo or their respective successors or permitted assigns as a consequence of a Buyer or any successors or permitted assigns breaching its obligations hereunder pursuant to the terms hereof, Importer or any successors or permitted assigns not executing the Interim Supply Agreement or breaching its obligations thereunder pursuant to the terms thereof, or Constellation Beers or any successors or permitted assigns not executing the Sub-license Agreement at Closing or breaching its obligations thereunder pursuant to the terms thereof (all such obligations and any such Damages being collectively referred to as the “CBI Guaranteed Obligations”). CBI further agrees that the CBI Guaranteed Obligations may be amended, modified, extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee notwithstanding any amendment, modification, extension or renewal of any of the CBI Guaranteed Obligations, whether or not any of the foregoing would in any way increase CBI’s obligations hereunder. CBI irrevocably and unconditionally waives, and agrees that its Liability under its guarantee shall be unaffected by, any act, omission, delay or other circumstance or any election of remedies by ABI, Seller, Supplier, or Marcas Modelo or their respective successors or permitted assigns that might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety. CBI further agrees that its guarantee is a continuing guarantee of payment and performance of the CBI Guaranteed Obligations when due (whether or not any bankruptcy, insolvency or similar Proceeding under applicable Law shall have stayed the accrual or collection of any of the CBI Guaranteed Obligations or operated as a discharge thereof) and not of collection, and waives any right to require that resort be had by ABI, Seller, Supplier, or Marcas Modelo or their respective successors or permitted assigns to CBI, Buyers or Importer for the collection and performance of the CBI Guaranteed Obligations.

(b) The exercise or failure to exercise any right or remedy under this Agreement or the Interim Supply Agreement or Sub-license Agreement shall not affect, impair or discharge, in whole or in part, the Liability of CBI under this Article 7. Subject to Section 7.2, the obligations of CBI shall not be released, limited or impaired or subject to any defense or setoff, other than a defense that payment or performance has been made by CBI, Buyers or Importer, as applicable, and except for defenses based on a final judicial determination by a court of competent jurisdiction that a Buyer has a defense to performance based on ABI’s Breach of this Agreement, Supplier’s Breach of the Interim Supply Agreement, or Marcas Modelo’s Breach of the Sub-license Agreement, as applicable. CBI’s obligations under this Article 7 shall not be affected by any claim by CBI, Buyers or Importer that this Agreement, the Interim Supply Agreement, or Sub-license Agreement, as applicable, is invalid or unenforceable and any payments required to be made by it hereunder shall be made free and clear of any deduction, set-off, defense, claim or counterclaim of any kind. The rights and obligations of CBI under this Article 7 shall survive any assignment (i) by any Buyer Party made in accordance with Section 14.2, (ii) by Importer made in accordance with the terms of the Interim Supply Agreement or (iii) by Constellation Beers made in accordance with the terms of the Sub-license Agreement.

7.2 Release of Guarantee. CBI agrees that its obligations under this Article 7 shall remain in full force and effect until (i) in the case of Section 7.1(a)(i)(A) and Section 7.1(a)(ii), (A) with respect to the obligations that do not by their terms survive the Closing, the Closing and (B) with respect to the obligations that by their terms survive the Closing, for so long as such obligations survive hereunder in accordance with their terms, and (ii) in the case of Section 7.1(a)(i)(B), the termination of the Interim Supply Agreement; provided, that CBI shall be released from its obligations under this Article 7 concurrently with the termination of this Agreement in accordance with Article 11; provided, however, that CBI shall not be released from its obligations under this Article 7 so long as any bona fide claim of ABI, the Seller, Supplier, Marcas Modelo or their respective successors or permitted assigns against a Buyer, CBI, Importer or their respective successors or permitted assigns, as applicable, which arises out of, or relates to, directly or indirectly, this Agreement, the Interim Supply Agreement, the Sub-license Agreement or any other document related herewith or therewith, as applicable, (a) is not settled to the reasonable satisfaction of ABI, Seller, Supplier, or Marcas Modelo or their respective successors or permitted assigns, as applicable, or discharged in full or (b) has not been finally resolved (as such term is defined in Section 12.1). In addition, if at any time, any payment, or part thereof, by CBI, Buyers, Importer or their respective successors or permitted assigns is rescinded or must otherwise be returned upon the bankruptcy, insolvency, dissolution, liquidation or reorganization of CBI, Buyers, Importer or otherwise, the obligations of CBI under this Article 7 shall continue to be effective or shall be automatically reinstated, all as though such payment had not been made.

ARTICLE 8

COVENANTS OF SELLER PARTIES

8.1 Exclusive Dealing; Acquisition Proposals. (a) Subject to Section 8.1(b), after the date hereof until the earlier of (i) the Closing and (ii) termination of this Agreement in accordance with its terms, ABI, its Subsidiaries and their respective directors and officers shall not (and they shall use reasonable best efforts to instruct and cause any of their respective employees, consultants, advisors or representatives not to), directly or indirectly, except as contemplated by this Agreement or the GM Transaction Agreement, solicit, encourage or initiate any negotiations or discussions with respect to any offer or proposal to acquire the Importer Interest. ABI will cause Seller not to, except as contemplated by this Agreement or the GM Transaction Agreement, transfer the Importer Interest to any other Person, or solicit, encourage or initiate any negotiations or discussions with respect to any offer or proposal therefor.

(b) Notwithstanding anything to the contrary in Section 8.1(a), the restrictions set forth in Section 8.1(a) shall not apply in the event that the lenders party to the Financing Commitment notify any Buyer Party of their intention not to provide, or otherwise refuse or fail to provide, the Financing at the Closing, or if any notice is delivered pursuant to Section 9.7(d) hereof.

8.2 Non-Solicitation of Employees. For the period commencing on the Closing Date and ending on the second anniversary thereof, ABI shall not and shall not permit its Subsidiaries to, directly or indirectly, hire, solicit or encourage to leave the employment of the Importer, any employee of the Importer with whom Seller or its representatives directly communicated in connection with the negotiation and performance of this Agreement or the Interim Supply Agreement; provided, however, that the foregoing provision shall not apply to employees terminated by Importer or general advertisements or solicitations that are not specifically targeted at such persons.

ARTICLE 9

OTHER COVENANTS OF THE PARTIES

9.1 Antitrust Approval. The Buyer Parties shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with ABI and Grupo Modelo in doing, all things necessary, proper or advisable (subject to applicable Law) to consummate and make effective the transactions contemplated by this

Agreement and the GM Transaction. In furtherance and not in limitation of the foregoing, the Buyer Parties shall use their reasonable best efforts to (i) comply promptly with any request of any Governmental Authority for additional information, documents or other materials, including, without limitation, participating in meetings with officials of such Governmental Authority during the course of its review of the GM Transaction and/or the transactions contemplated hereby; (ii) support ABI and Grupo Modelo in their response to requests for information from any Governmental Authority in connection with its investigation of the GM Transaction and/or the transactions contemplated hereby; and (iii) otherwise assist in facilitating antitrust approval of the transactions contemplated by this Agreement and the GM Transaction. To the extent permitted by the relevant Governmental Authority, the Buyer Parties and the Seller Parties shall (a) allow the Buyer Parties (including their outside counsel) and the Seller Parties (including their outside counsel) to attend and participate in all meetings, discussions and other communications with all Governmental Authorities in connection with the review of the transactions contemplated by this Agreement, (b) promptly and fully inform CBI, ABI and Grupo Modelo of any written or material oral communication received from or given to any Governmental Authority relating to the GM Transaction or the transactions contemplated herein, and provide them with copies of any such written communication, (c) permit CBI, ABI and Grupo Modelo to review in advance, to the extent practicable with reasonable time and opportunity to comment and consider in good faith the views of the others with respect thereto, any proposed submission, correspondence or other communication by the Buyer Party to any Governmental Authority relating to the GM Transaction or the transactions contemplated herein, and (d) provide reasonable prior notice to and, to the extent practicable, consult with CBI, ABI and Grupo Modelo in advance of any meeting, material conference or material discussion with any Governmental Authority relating to the GM Transaction or the transactions contemplated herein (and allow the Seller Parties to attend and participate in such meeting, conference or discussion). If reasonably requested by ABI or Grupo Modelo, and if permitted to do so by the relevant Governmental Authority, the Buyer Parties and the Seller Parties shall, upon reasonable notice, cause an informed representative to attend any one or more meetings, either by phone or in person, before a Governmental Authority in support of approval of the transactions contemplated by this Agreement and the GM Transaction. Without limiting in any respect the parties’ obligations contained in this Section 9.1, in the event that the parties do not agree with respect to strategy or tactics in connection with a Governmental Authority’s review of the GM Transaction and/or the transactions contemplated hereby, ABI’s decision will control. Each of the parties agrees to use its reasonable best efforts to propose, negotiate, commit to and effect any consent decree, settlement, remedy, undertaking, commitment, action or agreement, including any amendment or other revision to one or more of the Transaction Documents (each, a “Remedial Action”), as may be required in connection with a Governmental Authority’s review of the GM Transaction and/or the transactions contemplated hereby; provided that any such Remedial Action (1) is conditioned on the consummation of the transactions contemplated by this Agreement and (2) does not, individually or in the aggregate, have a material adverse effect on such party as measured against the business of the Importer or the Buyer Parties (it being agreed and understood that, the parties shall cooperate in good faith in connection with any Remedial Action to attempt to preserve the economic benefits reasonably expected to be achieved by each of the parties hereto, but shall in any event effect any such Remedial Action required pursuant to this sentence notwithstanding anything in this parenthetical). Notwithstanding anything to the contrary contained in this Section 9.1 or in this Agreement other than Section 11.2(a) and Section 12.5(b), a party shall not have any obligation under this Agreement to take any of the following actions or commit to take any of the following actions, or to cause Importer to take any of the following actions, if such party, in good faith, reasonably expects such action to have more than a de minimis adverse effect on the business or interests of such party or Importer: (x) to sell, dispose of or transfer or cause any of its Subsidiaries to sell, dispose of or transfer any assets; (y) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; or (z) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date).

9.2 Other Regulatory Matters. Except as otherwise provided in Section 9.1, the parties will proceed diligently and in good faith and will use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (a) obtain all Permits from, make all filings with and give all notices to Governmental Authorities, including, without limitation, Mexican antitrust authorities, the Alcoholic Beverage Authorities or any other Person required to consummate the transactions contemplated by this Agreement, and (b) provide such other information and communications to such Governmental Authorities or other Person as the other party or such Governmental Authorities or other Person may reasonably request.

9.3 Notification of Certain Matters. Subject to compliance with applicable Law or as required by any Governmental Authority, the Buyer Parties and ABI will notify the other promptly in writing of, and contemporaneously will provide the other with true and complete copies of any and all material information or documents relating to, and will use reasonable best efforts to cure before the Closing, any event, transaction or circumstance occurring after the date of this Agreement that causes or is reasonably expected to cause a failure of any condition to the other party’s obligations to consummate the transactions contemplated hereby. No notice given pursuant to this Section 9.3 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or the rights of the parties hereunder.

9.4 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, the Buyer Parties and ABI will cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary or desirable on its part, and proceed diligently and in good faith to satisfy each condition to the other party’s obligations contained in this Agreement in order to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, and neither Seller Parties nor Buyer Parties will take any action, or fail to take any action required to be taken by it hereunder, that could be reasonably expected to result in the non-fulfillment of any such condition. In furtherance and not in limitation of the foregoing, the Buyer Parties and the Seller Parties shall use their reasonable best efforts to (a) comply promptly with any request of any Governmental Authority for additional information, documents or other materials, including, without limitation, participating in meetings with officials of such Governmental Authority during the course of its review of the transactions contemplated hereby and (b) support the other parties hereto in their response to requests for information from any Governmental Authority in connection with its investigation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that none of the Seller Parties has any obligation to the Buyer Parties under this Agreement or otherwise to consummate, or seek to receive any consent required to consummate, the transactions contemplated by the GM Transaction Agreement and the Buyer Parties shall not have any rights under, and are not intended third party beneficiaries of, the GM Transaction Agreement.

9.5 Interim Supply Agreement.

(a) At Closing, ABI shall cause Supplier to execute the Interim Supply Agreement, and ABI shall deliver an executed copy of the Interim Supply Agreement to CBI in accordance with Section 3.2.

(b) At Closing, CBI shall cause the Importer to execute the Interim Supply Agreement, and the Buyer Parties shall deliver an executed copy of the Interim Supply Agreement to ABI in accordance with Section 3.3.

9.6 Conduct of Business of the Importer.

(a) During the period from the date of this Agreement to the Closing, the parties shall, and shall cause the Importer to, (i) conduct the Importer’s business and operations in the ordinary course of business, consistent with past practice, and in accordance with the LLC Agreement, including with respect to making distributions of Available Cash (as such term was defined in the LLC Agreement as of June 28, 2012) in accordance with the terms thereof; (ii) use their commercially reasonable efforts to preserve intact the business organization and operations of the Importer and keep available the services of the Importer’s current directors, managers, officers, employees, consultants and agents; and (iii) use their commercially reasonable efforts to preserve the goodwill of the Importer and maintain the Importer’s relationships with Governmental Authorities and those Persons having business relationships with the Importer.

(b) Without limiting the generality of, and in furtherance of, Section 9.6(a), from the date of this Agreement to the Closing, the parties shall not cause or permit the Importer to:

(i) make any material change in any method of accounting, keeping of books of account or accounting practices;

(ii) prepay or accelerate payment of any expenses or the incurrence of capital expenditures or increase the amount of reserves, in each case except in the ordinary course of business consistent with past practices;

(iii) increase working capital except for increases in accordance with the Business Plan (as defined in the LLC Agreement); or

(iv) delay collection of accounts receivable.

9.7 Financing Support.

(a) Each of the Buyer Parties shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Commitment as promptly as reasonably practicable, including using its reasonable best efforts to (i) maintain in effect the Financing Commitment on the terms and conditions contained therein until the transactions contemplated by this Agreement and the Brewery Transaction are consummated; (ii) satisfy on a timely basis all conditions and covenants applicable to the Buyer Parties or any of their respective Affiliates in the Financing Commitment and otherwise comply with (or obtain the waiver thereof) its obligations under the Financing Commitment; (iii) consummate the Financing at the Closing to the extent necessary to permit the Buyer Parties to pay the Purchase Price hereunder and all amounts due under the Brewery SPA; (iv) enforce its rights under the Financing Commitment; and (v) cause the lenders and other Persons providing the Financing to fund at the Closing the Financing to the extent necessary to permit the Buyer Parties to pay the Purchase Price hereunder and all amounts due under the Brewery SPA. Each of the Buyer Parties shall use its reasonable best efforts to maintain availability under CBI’s existing credit facilities, or to put replacement credit facilities in place, if CBI’s existing credit facilities are terminated for whatever reason. Within one Business Day of receiving the GM Transaction Closing Notice, the Buyer Parties shall deliver the certificate referred to in Section 4.01(l) of the Financing Commitment to the Administrative Agent (as defined in the Financing Commitment) and the Arrangers (as defined in the Financing Commitment) in accordance with the Financing Commitment.

(b) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitment, the Buyer Parties shall use their reasonable best efforts to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event on terms that are not less favorable, taken as a whole, to the Buyer Parties. Notwithstanding the foregoing, nothing in this Section 9.7 shall require that CBI or any of its Subsidiaries sell any stock or assets, other than any sale of the CBI Interest in connection with Seller Parties’ Drag-Along Right under Section 12.5.

(c) Buyer Parties shall not permit any amendment or modification to be made to the Financing Commitment or waive any term thereof without obtaining ABI’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed unless ABI has determined such amendment or modification is, or is reasonably likely to, prevent, delay or impair the availability of the Financing or the consummation of the transactions contemplated by this Agreement) (provided that Buyer Parties may, without obtaining such prior written consent, replace or amend the Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitments as of the date of this Agreement (but not to make any other changes), so long as (i) any such additional lender is a “Qualified Replacement Lender” (as defined in the Financing Commitment), and (ii) each of JPMorgan and Bank of America continue to be committed under the Financing Commitment to fund at least twenty percent (20%) of the aggregate principal amount contemplated by the Financing Commitment.

(d) Buyer Parties shall keep ABI informed on a reasonably current basis in reasonable detail of the status of the Financing. Without limiting the generality of the foregoing, Buyer Parties shall give ABI prompt notice (which shall in no event be more than two Business Days from occurrence): (i) if Buyer Parties become aware of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment; (ii) of the receipt by it or any notice or other written communication from any Person with respect to any (A) actual, potential or alleged breach, default, termination or repudiation by any party to the Financing Commitment or any provisions of the Financing Commitment or (B) dispute or disagreement between or among any parties to any Financing Commitment relating to the Financing; (iii) if for any reason Buyer Parties believe in good faith that (A) there is (or there is likely to be) a dispute or disagreement between or among any parties to any Financing Commitment relating to the Financing or (B) there is a material possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment; and (iv) upon receiving the Financing. As soon as reasonably practicable, but in any event within two Business Days after the date ABI delivers to Buyer Parties a written request, Buyer Parties shall provide any information reasonably requested by ABI relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

9.8 Guarantees. With the exception of the guarantee provided by GModelo Corporation in favor of South Dearborn, LLC, the landlord of Importer’s office space at One South Dearborn Street, Suite 1700, Chicago, Illinois 60603, in connection with that certain Office Lease, dated as of January 1, 2012, by and between South Dearborn, LLC and Importer (the “Importer Office Lease”), CBI shall cause any guarantees of Seller or any of its Affiliates with respect to payment or performance of Importer under any Contract to be terminated effective as of the Closing without any further Liability to the Seller Parties or any of their respective Affiliates, equity holders, officers, directors or representatives thereunder or under any replacement guarantee. In connection with the termination of such guarantees, at or prior to the Closing, CBI shall arrange for the issuance of replacement guarantees. Neither CBI nor the Importer shall be required to incur any costs or expenses in connection with the termination or replacement of such guarantees.

9.9 Release.

(a) Each of CBI, Constellation Beers, CBBH, and Importer, for and on behalf of itself and its Affiliates, shall execute at the Closing a release acquitting, releasing and discharging each of ABI, Seller and their respective officers, directors, equity holders and Affiliates from any and all Liabilities or obligations to CBI, Constellation Beers, CBBH or Importer or any of their Affiliates arising under or in connection with any of the Terminated Agreements or the LLC Agreement.

(b) Each of ABI and Seller, for and on behalf of itself and its Affiliates, shall execute at the Closing a release acquitting, releasing and discharging each of CBI, Constellation Beers, CBBH, Importer and their respective officers, directors, equity holders and Affiliates from any and all Liabilities or obligations to ABI and Seller or any of their Affiliates arising under or in connection with any of the Terminated Agreements or the LLC Agreement.

9.10 Post-Closing Cooperation. Subject to compliance with applicable Law, from and after the Closing Date, the Buyer Parties and the Seller Parties agree to (a) cooperate with each other, share information and supporting materials and documents relating to ownership of the Importer Interest prior to or after the Closing; provided, however, that access to any such information, supporting materials or documents shall be determined by taking into account, among other considerations, the competitive positions of the parties; provided, further, that any such access shall (i) be under the supervision of such party’s designated personnel or representatives and (ii) be in such a manner as not to unreasonably interfere with any of the businesses or operations of such party or their respective Affiliates; provided, further, that all requests for any such access made pursuant to this Section 9.10 shall be directed to such party and its designated representatives; and (b) provide the other parties with such assistance as may reasonably be requested, at the requesting party’s expense, in connection with the preparation of any Tax return, any income Tax audit or other administrative or judicial Proceeding relating to Importer or the ownership of the Importer Interest prior to or after the Closing, requests for information from Governmental Authorities relating to the transactions contemplated by this Agreement, and matters relating to unclaimed property; provided, however, that a party shall not be obligated to make any work papers available to the requesting party unless and until such requesting party has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such party to whom such request is being made.

ARTICLE 10

CONDITIONS TO CLOSING

10.1 Conditions to Obligations of ABI. The obligations of ABI to close the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by ABI at or prior to the Closing of the following conditions:

(a) No preliminary, temporary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority after the date hereof, shall be in effect that would make the consummation of the transactions contemplated hereby illegal or otherwise prevent the consummation of such transactions;

(b) The GM Transaction Closing shall have occurred; and

(c) A no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) in connection with the Brewery Transaction shall have been issued, or the relevant statutory period (and any extension thereof) as set forth in Sections 21.III and 21.IV of the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the Brewery Transaction shall have expired.

10.2 Conditions to Obligations of Buyer Parties. The obligations of the Buyer Parties to close the transaction contemplated hereby shall be subject to the satisfaction or waiver by the Buyer Parties at or prior to the Closing of the following conditions:

(a) No preliminary, temporary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority after the date hereof, shall be in effect that would make the consummation of the transactions contemplated hereby illegal or otherwise prevent the consummation of such transactions;

(b) The GM Transaction Closing shall have occurred; and

(c) A no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) in connection with the Brewery Transaction shall have been issued, or expiration of the relevant statutory period (and any extension thereof) as set forth in Sections 21.III and 21.IV of the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the Brewery Transaction shall have expired.

ARTICLE 11

TERMINATION

11.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing, as follows:

(a) By mutual written consent of CBI and ABI;

(b) By ABI or by CBI, if the GM Transaction Agreement is terminated;

(c) By CBI or by ABI, if the Closing shall not have occurred on or before December 30, 2013 (provided that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any party hereto whose failure to perform or comply with any covenant or agreement under this Agreement applicable to it has proximately contributed to, or resulted in, the failure of the Closing to occur on or before such date).

11.2 Effect of Termination. If this Agreement is terminated in accordance with Section 11.1, this Agreement shall become null and void and of no further force or effect with no Liability to any Person on the part of any party hereto (or any of its representatives or Affiliates), except that:

(a) The terms and provisions of this Section 11.2 and Article 14 shall survive and remain in full force and effect, the terms and provisions of Article 6 and Article 7 shall survive and remain in full force and effect until terminated in accordance with their respective terms and the terms and provisions of Section 12.5(b) shall survive and remain in full force and effect until twelve (12) months following any termination of this Agreement; provided that if (i) a Governmental Authority appoints a trustee to monitor ABI’s compliance with an Order, the terms and provisions of Section 12.5(b) shall survive and remain in full force and effect for twelve (12) months following the date of such appointment, unless such Order requires a longer period, and (ii) if ABI or one of its Affiliates enters into a definitive agreement providing for a Participatory Transaction within twelve (12) months of its termination of this Agreement, the terms and provisions of Section 12.5(b) shall survive until the earlier of the consummation of such Participatory Transaction and the termination of such definitive agreement.

(b) No termination of this Agreement shall relieve any party hereto from any Liability for any Breach of this Agreement that arose prior to such termination or resulting from fraud of such party.

(c) In the event of termination of this Agreement (i) by ABI pursuant to Section 11.1(c) if CBI would have been entitled to terminate this Agreement pursuant to Section 11.1(c) at the time of such termination, or (ii) by either ABI or CBI pursuant to Section 11.1(b), then in either case ABI shall promptly (but in no event later than two (2) Business Days after the date of such termination) pay, or cause to be paid, to CBI (or its designee) an amount equal to $75,000,000 (the “Termination Fee”) by wire transfer of same day funds to any account designated by CBI (or its designee). For the avoidance of doubt, in no event shall ABI be required to pay the Termination Fee on more than one occasion.

ARTICLE 12

INDEMNIFICATION

12.1 Survival.

(a) Representations and Warranties. All of the representations and warranties of the parties contained in this Agreement, including the schedules hereto, shall survive the Closing; provided, however, that the representations and warranties set forth in Sections 4.6, 4.7, 5.7 and 5.8 hereof shall survive only for one year after the Closing (it being understood that in the event notice of any claim for indemnification under Section 4.6, 4.7, 5.7 or 5.8 hereof has been given (within the meaning of Section 14.3 hereof) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved).

A claim shall be “finally resolved” when: (i) the parties to the dispute have reached an agreement in writing; (ii) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment; or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

(b) Covenants and Agreements. All of the covenants and agreements of the parties, including the guarantees in Articles 6 and 7, shall survive the Closing and continue in full force and effect forever, or otherwise in accordance with their respective terms.

12.2 Terms of Indemnification. Subject to the terms and provisions of this Article 12:

(a) From and after the Closing, ABI shall indemnify Buyer Parties against, and shall protect, defend and hold harmless Buyer Parties from, all Damages imposed on, sustained, incurred or suffered by the Buyer Parties to the extent arising out of, relating to or resulting from (i) any Breach of any of the representations or warranties of ABI contained in this Agreement, and (ii) any Breach of ABI’s covenants or agreements contained in this Agreement.

(b) From and after the Closing, Buyer Parties shall, jointly and severally, indemnify ABI against, and shall protect, defend and hold harmless ABI from, all Damages imposed on, sustained, incurred or suffered by the Seller Parties to the extent arising out of or resulting from (i) any Breach of any representations or warranties of any Buyer Party contained in this Agreement, (ii) any Breach of any Buyer Party’s covenants or agreements contained in this Agreement and (iii) any obligations and liabilities relating to the Importer Office Lease.

12.3 Procedures with Respect to Third Party Claims. Promptly after the commencement of any action or Proceeding by a third party against any party hereto (a “Third Party Claim”) that is reasonably expected to give rise to a claim for indemnification under this Article 12, the party seeking indemnification (the “Indemnified Party”) shall give notice in writing to the party (the “Indemnifying Party”) from whom indemnification is sought of such Third Party Claim. No failure to provide such notice shall affect indemnification hereunder unless such failure materially prejudices the Indemnifying Party. The Indemnifying Party shall then be entitled to participate in such action or Proceeding and, to the extent that it shall wish, to assume the defense thereof, and shall have the sole power to direct and control such defense, with counsel reasonably satisfactory to such Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of a claim, the Indemnifying Party shall not be liable to such Indemnified Party under Section 12.2 for any fees of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. If an Indemnifying Party assumes the defense of such an action (a) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of Law, or any violation of the rights of any Person, by the Indemnified Party and no adverse effect on any other claims that may be made against the Indemnified Party and (ii) the sole relief provided is monetary Damages that are paid in full by the Indemnifying Party and (b) the Indemnifying Party shall have no Liability with respect to any compromise or settlement thereof effected by the Indemnified Party without its consent (which shall not be unreasonably withheld). Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that any action may materially and adversely affect it or its Affiliates other than as a result of monetary Damages, such Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such action, but the Indemnified Party shall not compromise or settle any such action without the Indemnifying Party’s prior written consent and the Indemnifying Party shall have no Liability with respect to any judgment entered in any action so defended, or a compromise or settlement thereof entered into, without its consent (which shall not be unreasonably withheld). The Indemnified Party shall cooperate with the Indemnifying Party and its counsel in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to its relevant business records and other documents, and employees.

12.4 Representation. It is understood and agreed that Nixon Peabody LLP shall not be precluded from representing the Importer after the date hereof as a result of any legal services or advice it may render to the Buyer Parties in connection with this Agreement, the Transaction Documents, or the transactions contemplated hereby or thereby.

12.5 Sole Remedy; Drag-Along Right.

(a) Following the Closing, the indemnification provided in this Article 12 shall be the exclusive remedy and in lieu of any and all other rights and remedies which the Indemnified Parties may have under this Agreement or otherwise against each other with respect to the transactions contemplated hereby for monetary relief with respect to any Breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, and each party hereto each expressly waives any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates now or in the future under any Law with respect to the subject matter hereof, except in either case for fraud of the other party, the parties’ rights to seek specific performance in accordance with Section 14.13, or enforcement of the guarantees in Articles 6 and 7.

(b) If (i) the Buyer Parties fail to consummate the transactions contemplated hereunder when all conditions precedent set forth in Section 10.2 to the Buyer Parties’ obligations to close hereunder have been satisfied or waived, or if all conditions to obligations of the Buyer Parties to consummate the transactions contemplated hereunder would have been satisfied but for a Breach of this Agreement by a Buyer Party, or (ii) CBI fails to consummate the Brewery Transaction when all conditions precedent set forth in Article 6 of the Brewery SPA to CBI’s obligation to close thereunder have been satisfied or waived, or if all conditions to the obligation of CBI to consummate the Brewery Transaction would have been satisfied but for a Breach of the Brewery SPA by CBI, then the Seller Parties shall be entitled to: (x) solicit, encourage or initiate negotiations and discussions in good faith with bona fide third parties pursuant to arm’s length discussions and negotiations with respect to the sale or transfer of one hundred percent (100%) of the LLC Interests of the Importer (the “Entire Importer Interest”), and (y) pursuant to such discussions and negotiations, enter into an agreement to sell to one or more Persons (the “Alternative Purchaser”) the Entire Importer Interest for cash, without any limitation and without requiring the approval of or notice to any Buyer Party or its Affiliates, including any approval of any Buyer Party or its Affiliates that may be required pursuant to the LLC Agreement, which approval, if any, is hereby granted by the Buyer Parties and their Affiliates, and the Buyer Parties shall be required to sell the fifty percent (50%) of the LLC Interests of the Importer Constellation Beers and its Affiliates currently own (the “CBI Interest”) to the Alternative Purchaser in accordance with the following and to enter into any agreements reasonably required to effectuate such sale (the “Drag-Along Right”):

(i) If the Seller Parties determine to sell the Entire Importer Interest to the Alternative Purchaser pursuant to a sale under this Section 12.5(b) (such a sale, a “Participatory Transaction”), then upon fifteen (15) days’ prior written notice from the Seller Parties (the “Drag-Along Notice”), which notice shall include, in reasonable detail, the terms and conditions of the Participatory Transaction, including the time and place of closing and the aggregate purchase price for the Entire Importer Interest, the Buyer Parties shall be obligated to, and shall, on the same terms and conditions specified in the Drag-Along Notice, sell, transfer and deliver, or cause to be sold, transferred and delivered, to the Alternative Purchaser, the CBI Interest in the same transaction at the closing of the Participatory Transaction (and will deliver certificates or assignments for the CBI Interest at such closing, free and clear of all claims, liens and encumbrances subject to customary exceptions); provided that, the Buyer Parties shall only be required to make representations and warranties relating to due organization of Buyer Parties, brokers, non-contravention, title and ownership of, and authority to sell the CBI Interest and shall only be required to provide indemnification to the Alternative Purchaser (which shall be capped at the net cash proceeds received by the Buyer Parties in the transaction and shall be on a pro rata basis with the Seller Parties’ indemnification obligations and subject to any limitations on the Seller Parties’ obligations to indemnify the Alternative Purchaser (including any caps on indemnification obligations)) for breaches of such representations and warranties and any covenants that both the Seller Parties and the

Buyer Parties are required to make. For the avoidance of doubt, ABI shall obtain from Seller any consent or approval required under Importer’s organizational documents to consummate a Participatory Transaction and the effectiveness of the grant of the Drag-Along Right granted to the Seller Parties pursuant to this Section 12.5(b) (and any exercise thereof) is contingent upon CBI’s receipt of any such consent or approval from Seller.

(ii) In determining the terms and conditions of the Participatory Transaction for purposes of this Section 12.5(b), the Seller Parties shall act in good faith in determining such terms and conditions and will not include terms that the Buyer Parties could not lawfully accept, or include any non-compete (or similar restriction on the ability of any Buyer Party or its Affiliates to operate or compete) or requirement on the part of any Buyer Party to accept any restrictions or conditions on the business of any such Buyer Party in order to obtain consents of Governmental Authorities other than with respect to the CBI Interest (the “Restrictive Terms”). Notwithstanding the provisions of this Section 12.5(b), if the Seller Parties determine to consummate a Participatory Transaction with Restrictive Terms, the Seller shall purchase from Constellation Beers, and Constellation Beers shall sell to the Seller, the CBI Interest as Constellation Beers otherwise would have transferred in such Participatory Transaction had such Participatory Transaction not included the Restrictive Terms; provided that the Seller Parties shall hold the Entire Importer Interest (i) solely for the purposes of facilitating a sale to an Alternative Purchaser and (ii) for that period of time necessary to effect the transfer of the Entire Importer Interest to such Alternative Purchaser.

(iii) In any Participatory Transaction contemplated by this Section 12.5(b), CBI shall receive, in exchange for the CBI Interest, (x) Participatory Transaction Amount, minus (y) $375,000,000, and ABI shall pay such amount to CBI on the closing date of the sale of the Entire Importer Interest to the Alternative Purchaser in the Participatory Transaction or such other times specified in the definitive agreement providing for such Participatory Transaction if the Seller Parties are also required their pro rata portion of the proceeds from such Participatory Transaction at such times.

(c) For the avoidance of doubt, the Seller Parties shall be entitled to the Drag-Along Right if CBI fails to acquire the Importer Interest or if CBI fails to consummate the Brewery Transaction.

12.6 Adjustments to Losses.

(a) In calculating the amount of any loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to any claim for indemnification pursuant to Section 12.2, net of any actual costs or expenses incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such loss. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article 12, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the loss related to any such claim, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) If an Indemnified Party recovers an amount from a third party in respect of a loss that is the subject of indemnification hereunder after all or a portion of such loss has been paid by an Indemnifying Party pursuant to this Article 12, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of loss.

(c) Indemnified losses to any Indemnified Party hereunder shall be determined net of the amount of any Tax benefit actually recognized in cash by the Indemnified Party in connection with such indemnified loss or any of the circumstances giving rise thereto.

12.7 Consequential Damages. Subject to the next sentence of this Section 12.7, no Person shall be liable under this Article 12 for any consequential, punitive, special, incidental or indirect Damages, including lost profits and diminution in value, except to the extent awarded by a court of competent jurisdiction in connection with a Third Party Claim. Notwithstanding anything to the contrary in this Agreement, including the second sentence of Section 2.1 and Section 12.5, the restriction in the preceding sentence on the right of a party hereunder to recover consequential, punitive, special, incidental and indirect Damages, including lost profits and diminution in value, shall not apply where the Seller Parties fail to sell all of the Importer Interest to the Buyers after all conditions precedent set forth in this Agreement to the Seller Parties’ obligations to sell the Importer Interest to the Buyers hereunder have been satisfied or waived.

12.8 Accuracy and Compliance. The right to indemnification or other remedy based on any representations, warranties, obligations, covenants and agreements set forth in this Agreement or in any of the other Transaction Documents, will not be affected by any investigation conducted with respect to, or any notice or knowledge acquired (or capable of being acquired) at any time, whether before or after the date hereof or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification or other remedy based on such representations, warranties, covenants and agreements.

ARTICLE 13

TERMINATION OF JOINT VENTURE AGREEMENTS

Effective as of the Closing, the parties hereto agree, on behalf of themselves and each of their Affiliates, that each of the agreements included on Schedule 13.1 (the “Terminated

Agreements”) shall terminate in its entirety and have no further force and effect without any further action by any party hereto or thereto or any other Person and no party to any such agreement or other Person shall have any further rights or obligations thereunder whatsoever, all effective upon the Closing; provided, that to the extent that any such terminated agreement had already terminated on or prior to the Closing by its own terms such termination shall continue to be effective pursuant to such terms.

ARTICLE 14

GENERAL PROVISIONS

14.1 Parties in Interest; Successors and Assigns; No Third Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (other than the released parties pursuant to Section 9.9, the person to who the guarantees in Article 6 and Article 7 are made, and the Indemnified Parties pursuant to Article 12) any legal or equitable right, title, privilege, benefit, interest, remedy or claim of any nature whatsoever under or by reason of this Agreement, or any term or provision hereof except that the financing sources under the Financing Commitment shall be considered third party beneficiaries with respect to Section 14.12.

14.2 Assignment. This Agreement and the rights, title, privileges, benefits, interests, remedies and obligations hereunder may not be assigned by any party hereto, by operation of Law or otherwise; provided, however, that a Buyer may (a) assign any or all of its rights, title, privileges, benefits, interests and remedies hereunder to any one or more wholly owned, direct or indirect Subsidiaries of CBI; (b) designate any one or more of wholly owned, direct or indirect Subsidiaries of CBI to perform its obligations hereunder; and (c) assign any or all of its rights, title, privileges, benefits, interests and remedies hereunder to and for the benefit of any lender to CBI for the purpose of providing collateral security; provided further that any such designation or assignment shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of ABI under this Agreement and no such assignment or delegation shall relieve the Buyer Parties of any of their obligations hereunder. Any purported assignment of this Agreement in violation of this Section 14.2 shall be null and void.

14.3 Notices. (a) All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be delivered in person, mailed by registered or certified mail, return receipt requested, delivered by a commercial courier guaranteeing overnight delivery, or sent by facsimile (transmission confirmed), addressed as follows:

If to the Buyers or CBI:

Constellation Brands, Inc.

207 High Point Drive

Building 100

Victor, New York 14564

Attn: General Counsel

Telephone: +1 (585) 678-7266

Fax: +1 (585) 678-7103

with a required copy (which copy shall not constitute notice hereunder) to:

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

Attn: James O. Bourdeau

Telephone: +1 (585) 263-1000

Fax: +1 (585) 346-1600

If to Seller or ABI:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

Leuven 3000

Belgium Attn: Chief Legal Officer & Company Secretary

Telephone: +32 16 276942

Fax: +32 16 506699

with a copy (which copy shall not constitute notice hereunder) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn:	Frank J. Aquila
George J. Sampas
Krishna Veeraraghavan

Telephone: +1 (212) 558-4000

Fax: +1 (212) 558-3588

Delivery shall be effective upon delivery or refusal of delivery, with the receipt or affidavit of the United States Postal Service or overnight delivery service or facsimile confirmation deemed conclusive evidence of such delivery or refusal. Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.

(b) Subject to Section 9.1, the parties hereby agree that any and all communications of the Buyer Parties with respect to this Agreement and the transactions contemplated hereby shall be made exclusively with ABI and its designated representatives, and the Buyer Parties shall not, directly or indirectly, contact Grupo Modelo, Seller or any of their controlled Affiliates or any of their respective officers, directors, employees, advisors or other representatives regarding any such matters; provided, however, that nothing in this Section 14.3(b) shall prohibit the Buyer Parties from communicating with Grupo Modelo, Seller or any of their controlled Affiliates or any of their respective officers, directors, employees, advisors or other representatives regarding:

(i) the operation of Importer during the period from June 28, 2012 through the Closing; (ii) any communications or notices required pursuant to the LLC Agreement; (iii) the Importer’s transition planning regarding the transactions contemplated by this Agreement; and (iv) any public statements or press releases by the Buyer Parties, Seller or the Importer regarding the transactions contemplated by this Agreement to the extent the Buyer Parties have provided a copy of any such public statement or press release to ABI in advance of any communication with Grupo Modelo, Seller or any of their controlled Affiliates.

14.4 Entire Agreement. This Agreement (including the schedules and exhibits hereto, which are incorporated into this Agreement by this reference and made a part hereof), the Confidentiality Agreement, dated as of May 26, 2012, by and between CBI, ABI and solely with respect to Section 2 thereof, Grupo Modelo (the “Confidentiality Agreement”), the Brewery SPA, the Sub-license Agreement, the Transition Services Agreement and each of the other Transaction Documents, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements and understandings, whether written or oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

14.5 Counterparts and Facsimile Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, taken together, shall be deemed to constitute one and the same instrument. This Agreement may be executed by facsimile signature.

14.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law, Order or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

14.7 Amendment. Subject to Section 14.15, this Agreement may not be amended or modified except by a written instrument, specifically referring to this Agreement and signed by each of the parties hereto.

14.8 Waiver. Neither the failure nor any delay of any party to this Agreement to assert or exercise any right, power, privilege or remedy under this Agreement, any of the other Transaction Documents or otherwise, or to enforce any term or provision hereof or thereof, shall constitute a waiver of such right, power, privilege or remedy, and no single or partial exercise of any such right, power, privilege or remedy shall preclude any other or further exercise of such right, power, privilege or remedy or the exercise of any other right, power, privilege or remedy. The rights, powers, privileges and remedies of the parties to this Agreement are cumulative and not alternative. Any waiver of any right, power, privilege or remedy hereunder or under any of the Transaction Documents shall be valid and binding only if set forth in a written instrument specifically referring to this Agreement and signed by the party or parties giving such waiver, and shall be effective only in the specific instance and for the specific purpose for which it is given.

14.9 Further Assurances. Each party shall do and perform or cause to be done and performed all further acts and things and shall execute and deliver all further agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement or any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby. For the avoidance of doubt, Buyer Parties agree that they shall not assert any consent or approval is required by the Buyer Parties or their respective Affiliates in connection with the GM Transaction or the acquisition of the capital stock of Extrade by ABI or one of its Affiliates in connection with the GM Transaction.

14.10 Expenses. The Buyer Parties and Seller Parties shall bear their own respective fees, costs and expenses incurred in connection with this Agreement and the Transaction Documents (including the preparation, negotiation and performance hereof and thereof) and the transactions contemplated hereby and thereby (including fees and disbursements of attorneys, accountants, agents, representatives and financial and other advisors).

14.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to its conflict of laws principles.

14.12 Submission to Jurisdiction; Service of Process; Waiver of Jury Trial. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, Proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 14.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. The parties further agree that New York state or United States Federal courts sitting in the Borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any financing source under the Financing Commitment in connection with the transactions contemplated under this Agreement.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY SUCH CLAIM AGAINST THE FINANCING SOURCES UNDER THE FINANCING COMMITMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.12.

14.13 Specific Performance.

(a) Each of the parties hereto hereby agree that (i) the Importer Interest is a unique property, and (ii) irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary Damages or other legal remedies would not be an adequate remedy for any failure to purchase or sell the Importer Interest or consummate the Brewery Transaction or for any such Damages. Accordingly, except as otherwise provided in Section 12.5 and Section 12.7, the parties hereto acknowledge and hereby agree that in the event of any Breach or threatened Breach by ABI, on the one hand, or the Buyer Parties, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, ABI, on the one hand, and the Buyer Parties, on the other hand, shall be entitled, in addition to all other remedies available under Law or equity, to an injunction or injunctions to prevent or restrain Breaches or threatened Breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent Breaches or threatened Breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, and this right shall include the right of ABI to cause CBI to fully enforce the terms of the Financing Commitment, including by requiring CBI to file one or more lawsuits against the lenders party to the Financing Commitment to fully enforce the obligations of such lenders under the Financing Commitment, as well as the right of CBI to cause ABI to cause the Importer Interest to be transferred to Constellation Beers and CBBH upon satisfaction or waiver of all conditions to Seller Parties’ obligation to transfer such Importer Interest to Constellation Beers and CBBH.

(b) Each of ABI, on the one hand, and the Buyer Parties, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain Breaches or threatened Breaches of this Agreement by ABI or the Buyer Parties, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent Breaches or threatened Breaches of, or to enforce compliance with, the covenants and obligations of ABI or the Buyer Parties, as applicable, under this Agreement. Any party seeking an injunction or injunctions to prevent Breaches or threatened Breaches of, or to enforce compliance with, the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction. Subject to Section 12.5 and Section 12.7, the parties hereto further agree that (x) by seeking the remedies provided for in this Section 14.13, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary Damages) and (y) nothing set forth in this Section 14.13 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 14.13 prior or as a condition to exercising any termination right under Article 11 (and pursuing Damages after such termination), nor shall the commencement of any legal Proceeding pursuant to this Section 14.13 or anything set forth in this Section 14.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 11 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, the Buyer Parties acknowledge and hereby agree that ABI may pursue both a grant of specific performance and the Drag-Along Right, provided that ABI shall not be permitted or entitled to receive both a grant of specific performance and to consummate a Participatory Transaction. Unless the Closing has occurred, ABI’s right to specific performance contained in Section 14.13 and its rights pursuant to the Drag-Along Right in Section 12.5(b) shall be its sole and exclusive remedy for any Breach or threatened Breach of this Agreement by the Buyer Parties.

14.14 Obligations of ABI and Seller. Whenever this Agreement requires Seller to take any action, such requirement shall be deemed to include an undertaking on the part of ABI to use reasonable best efforts to cause Seller to take such action (it being understood that ABI shall have no obligation to actually cause Seller to take any action or refrain from taking any action hereunder unless and until the GM Transaction Closing has occurred).

14.15 Adjustments to Transactions. The parties hereto acknowledge that it may become necessary or advisable after the date of this Agreement to adjust or modify the structure of the various transactions described in this Agreement and, subject to Section 9.1, agree to cooperate in good faith in order to preserve the economic benefits reasonably expected to be achieved by each of the parties hereto and to consider and, to the extent mutually agreed, effectuate the adjustments or modifications reasonably requested by any other party by amending the terms of this Agreement and/or the other Transaction Documents; provided that, subject to Section 9.1, no such adjustment or modification shall, in any material respect, adversely affect the rights and obligations of any party under this Agreement or disadvantage any party, or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, and further provided that, subject to Section 9.1, ABI shall have the right to amend any term or provision of this Agreement or any other Transaction Document with the consent of the Buyer Parties, which consent shall not be unreasonably withheld or delayed (it being agreed and understood that: (a) it would be unreasonable for the Buyer Parties to withhold, delay or condition their consent if any such amendment is beneficial, or not adverse in any respect, to the rights and obligations of the Buyer Parties hereunder or thereunder; (b) if any of the Seller Parties, Supplier or Marcas Modelo relinquishes any right it may have against the Buyer Parties or the Importer hereunder or under the other Transaction Documents, as applicable, or if the economics of this Agreement or any of the other Transaction

Documents, as applicable, are modified or supplemented to the benefit of the Buyer Parties or the Importer, as applicable, such changes to this Agreement or such other Transaction Document shall be considered as beneficial, and not adverse, to the rights and obligations of the Buyer Parties or the Importer, as applicable, hereunder or under such other Transaction Document; and (c) it would be reasonable for the Buyer Parties to withhold, delay or condition their consent if any such amendment would be materially adverse to the lenders and other Persons providing the Financing). For the avoidance of doubt, if there is any conflict between the terms of this Section 14.15 and the terms of Section 9.1, the terms of Section 9.1 shall govern.

14.16 Confidentiality. Subject to Section 14.3(b), the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

14.17 References to the Original Purchase Agreement. After giving effect to this Agreement, each reference in the Original Purchase Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Original Purchase Agreement shall refer to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed, as an instrument under seal, as of the date first above written.

CONSTELLATION BEERS LTD.

By:	/s/ Robert Sands
Name:	Robert Sands
Title:	President

CONSTELLATION BRANDS BEACH HOLDINGS, INC.

By:	/s/ F. Paul Hetterich
Name:	F. Paul Hetterich
Title:	President

CONSTELLATION BRANDS, INC.

By:	/s/ Robert Sands
Name:	Robert Sands
Title:	President and CEO

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Robert Golden	/s/ John Blood
Name:	Bob Golden	John Blood
Title:	Authorized	Authorized
	Representative	Representative

[Signature Page to Amended and Restated Membership Interest Purchase Agreement]